UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04052858

December 16, 2004

William J. O'Shaughnessy, Jr.
Executive Director
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/16/2004

Re: Morgan Stanley

Dear Mr. O'Shaughnessy:

This is in regard to your letter dated December 6, 2004 concerning the shareholder proposal submitted by Trillium Asset Management Corporation for inclusion in Morgan Stanley's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Morgan Stanley therefore withdraws its November 26, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Sara Kalin

Sara Kalin
Attorney-Advisor

cc: Shelley Alpern
Director of Social Research & Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

895421

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

November 26, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Morgan Stanley Stockholder Proposal From Trillium Asset Management

Dear Ladies and Gentlemen:

On November 5, 2004, Morgan Stanley (the "Company") received a letter dated November 2, 2004 from Trillium Asset Management ("Trillium") submitting a stockholder proposal (the "Proposal") for inclusion in the Company's 2005 proxy statement purportedly on behalf of David Bor ("Mr. Bor"). The Proposal stated that a letter from Mr. Bor authorizing Trillium to act on his behalf in connection with the Proposal would be separately forthcoming. Accompanying the Proposal was a letter dated November 4, 2004 from Charles Schwab stated that Mr. Bor has held continuously 195 shares of the Company's common stock for at least one year prior to November 4, 2004. See Exhibit A. The Proposal requests that the Company provide a semi-annual report of corporate political contributions. The Company intends to omit the Proposal from its proxy statement because the Proposal is excludable under Rule 14a-8(b) and (f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For the reasons that follow, we request confirmation that the Office of Chief Counsel, Division of Corporation Finance (the "Staff"), will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its proxy statement.

Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, Mr. Bor must have continuously held at least $2,000 in market value of the Company's common stock for at least one year prior to and including November 5, 2004, the date the Proposal was submitted. Mr. Bor does not currently appear as a registered holder on the Company's books and records of any shares of the Company's common stock and has not provided sufficient proof of ownership for the one-year period prior to the date the Proposal was actually submitted (November 5, 2004). Trillium has also failed to provide proof of authority to represent Mr. Bor or any other Company stockholder. The authorization letter referenced by the Proposal has not been received by the Company.

By letter dated November 9, 2004 (the "Notification Letter", see Exhibit B), which was delivered to Trillium within the required 14 day period, the Company (i) outlined the requirements of Rule 14a-8(b)(1) and requested that Mr. Bor provide the Company with a written statement from the record holder verifying that Mr. Bor continuously held the requisite amount of securities for at least one year prior to and including November 5, 2004 (pointing out expressly that the previously provided proof of continuous ownership applied to the one-year period ending November 4, 2004, and not November 5, 2004), (ii) requested that Trillium submit written evidence of authority to represent Mr. Bor in connection with the submission of the Proposal and (iii) advised Mr. Bor that his response needed to be postmarked or transmitted electronically no later than 14 calendar days from the date Trillium received the Notification Letter, or the Company could exclude the Proposal pursuant to Rule 14a-8(f)(1).

Trillium received the Notification Letter on November 10, 2004. Therefore, pursuant to Rule 14a-8(f)(1), Mr. Bor's response to the Notification Letter needed to be postmarked or transmitted electronically by November 24, 2004.

The Company has not received any response to the Notification Letter from Trillium or Mr. Bor. Therefore, the Proposal is excludable by the Company pursuant to Rules 14a-8(b) and 14a-8(f) because the procedural and eligibility deficiencies were not remedied after notification by the Company within the required time period. See, e.g., *Motorola, Inc.* (Sept. 28, 2001), *Target Corporation* (Mar. 12, 2001), *AT&T Corp.* (Dec. 11, 2000). The Company has not received either written evidence that Trillium was authorized to act on behalf of Mr. Bor, or that Mr. Bor owned the requisite amount of shares of Company common stock for the requisite period.

The Staff has regularly granted no-action relief to other registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous beneficial ownership called for under the regulations in a timely fashion. See, e.g., *Eastman Kodak Company* (Feb. 7, 2001) (broker letter stating ownership from November 1, 1999 through November 1, 2000 insufficient to provide proof of ownership for the year preceding November 21, 2000, the date the proposal was submitted), *IBM Corp.* (Dec. 18, 2002) (broker letter stating ownership from November 7, 2000 through November 7, 2001 insufficient to provide proof of ownership for the year preceding November 5, 2001).

Although the Staff has, in some instances, allowed proponents to correct such deficiencies after the 14-day period, the Staff has done so only upon finding deficiencies in a company's notification letter. See, e.g., *Sysco Corporation* (Aug. 10, 2001). The Company believes an extension of the 14-day period is not warranted in the present case because the Notification Letter fully complied with the requirements of Rule 14a-8(f)(1).

For these reasons, the Company respectfully requests the Staff to confirm that the Staff will not recommend any enforcement action to the Commission if the Company omits the Proposal from its 2005 proxy statement.

Morgan Stanley

****

In accordance with Rule 14a-8(j)(2) under the Exchange Act, we are furnishing the Staff with six copies of this letter and six copies of the Proposal and the Notification Letter. Pursuant to Rule 14a-8(j)(1), a copy of this letter is being simultaneously provided to Trillium. By copy of this letter we are notifying Trillium of the Company's intention to omit the Proposal from its proxy materials.

If the Staff has questions or requires additional information, please do not hesitate to contact the undersigned at (212) 762-6813. Should the Staff disagree with the conclusions herein regarding the Proposal, we would appreciate the opportunity to confer with the Staff prior to the issuance of your response under Rule 14a-8.

The Company anticipates that its 2005 proxy materials will be finalized for printing in February 2005 to meet our scheduled definitive filing with the Commission and mailing schedule. Accordingly, the Staff's prompt review of this matter would be greatly appreciated.

Please confirm receipt of this letter by returning a receipt-stamped copy of this letter. An extra copy of this letter is enclosed.

Very truly yours,

William J. O'Shaughnessy, Jr.
Executive Director

Enclosures

Copy to:

Ms. Shelley Alpern
Assistant Vice President
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111-2809

Trillium ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

20 Years of Investing for a Better World

Exhibit A
PAGE 1 of 3

November 2, 2004

Mr. Donald G. Kempf, Jr., Esq.
Chief Legal Officer
Morgan Stanley
1585 Broadway, 39th Floor
New York, NY 10036

Dear Mr. Kempf:

TRILLIUM ASSET MANAGEMENT is an investment firm based in Boston specializing in socially responsible asset management.

In support of this work, I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with Morgan Stanley. TRILLIUM ASSET MANAGEMENT CORP. submits this resolution for inclusion in the proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. TRILLIUM ASSET MANAGEMENT is the beneficial owner of 195 shares managed on behalf of David Bor, who acquired this position more than one year prior to this date. We will forward to you shortly a letter from of David Bor authorizing TRILLIUM ASSET MANAGEMENT to represent him in this matter, and stating him intention to hold his position through the date of the 2005 annual meeting. Verification of ownership is also provided.

Sincerely,

Shelley Alpern
Shelley Alpern
Assistant Vice President

cc: Phillip Purcell, Chairman & CEO, Merck & Co. Inc.
David Bor

Boston
Durham
San Francisco
Boise www.trilliuminvest.com

Shareholder Proposal
Submitted by Trillium Asset Management

Exhibit A
PAGE 2 of 3

DISCLOSE POLITICAL CONTRIBUTIONS

RESOLVED: The shareholders of Morgan Stanley ("Company") hereby request that the Company provide a report updated semi-annually disclosing:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code including the following:

   - An accounting of the Company's funds contributed to any of the persons described above;
   - The business rationale for each of the Company's political contributions; and
   - Identification of the person or persons in the Company who participated in making the decisions to contribute.

This report shall be posted on the company's website to reduce costs to shareholders.

SUPPORTING STATEMENT

As long-term shareholders of Morgan Stanley, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Company executives exercise wide discretion over the use of corporate resources for political purposes. They make decisions without a stated business rationale for such donations. According to the Center for Responsive Politics ((http://www.opensecrets.org/softmoney/index.asp), in 2001-02, the last fully reported election cycle, Morgan Stanley contributed more than $500,000 in "soft dollar" donations.

Relying only on the limited data available from Federal Election Commission and the Internal Revenue Service, the Center for Responsive Politics, a leading campaign finance watchdog organization, provides an incomplete picture of the Company's political donations. Complete disclosure by the company is necessary for the Company's Board and its shareholders to be able to fully evaluate the political use of corporate assets.

Although the Bi-Partisan Campaign Reform Act enacted in 2002 prohibits corporate contributions to political parties at the federal level, it allows companies to contribute to independent political committees, also known as 527s.

Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. There is currently no single source of information that provides the information sought by this resolution. That is why we urge your support for this critical governance reform.

charles SCHWAB
INSTITUTIONAL

Exhibit A
PAGE 3 of 3

PO Box 628290 Orlando Florida 32862-8290

November 4, 2004

TO WHOM IT MAY CONCERN:

Re: David Bor/Account #80661383

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 195 shares of common stock in Morgan Stanley. These shares have been held continuously for at least one year prior to November 4, 2004.

IF APPLICABLE: The shares are held at Depository Trust Company under the Nominee name of Charles Schwab & Co., Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Robert B. Shields

Exhibit B

1221 Avenue of the Americas
New York, NY 10020

MorganStanley

Direct Dial (212) 762-6813
Facsimile No: (212) 762-8836
Email Bill.O'Shaughnessy@morganstanley.com

November 9, 2004

Via UPS Overnight

Ms. Shelley Alpern
Assistant Vice President
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111-2809

Re: Morgan Stanley Stockholder Proposal

Dear Ms. Alpern:

On November 5, 2004, we received your letter dated November 2, 2004 submitting a proposal on behalf of David Bor for inclusion in Morgan Stanley's 2005 proxy statement.

As an initial matter, you have not provided written evidence that Mr. Bor authorizes you to represent him with regard to this proposal. You must submit written evidence authorizing you to represent him with regard to this proposal.

The federal securities laws require that in order to be eligible to submit a proposal for inclusion in our proxy statement Mr. Bor must, among other things, have continuously held at least $2,000 in market value of Morgan Stanley's common stock for at least one year prior to and including the date he submits the proposal. (A copy of SEC rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is attached for your reference.) Mr. Bor currently is not the registered holder on Morgan Stanley's books and records of any shares of Morgan Stanley common stock. You provided proof of continuous ownership of the requisite amount of Morgan Stanley common stock for the one year period preceding November 4, 2004, but you have not provided proof of continuous ownership for the one year period prior to the date of submission of the proposal (November 5, 2004). Accordingly, you must submit to us either (1) a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, on the date you submitted the proposal (November 5, 2004), Mr. Bor had *continuously* held $2,000 in market value of Morgan Stanley common stock from at least November 4, 2004 until November 5, 2004 or (2) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting Mr. Bor's ownership of shares as of or before the date on which the one-year eligibility period begins and a written statement that Mr. Bor continuously held $2,000 in market value of Morgan Stanley common stock for the one year period prior to and including November 5, 2004.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information (including the evidence of Mr. Bor's authorization for you to represent him with respect to this proposal) to us no later than 14 calendar days from the date you receive this letter. If you provide us with documentation correcting these eligibility deficiencies, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter, we will review the proposal to determine whether it is appropriate for inclusion in our proxy statement.

Very truly yours,

William J. O'Shaughnessy, Jr.

Enclosure

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

December 6, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of November 26, 2004 Request on Stockholder Proposal from Trillium Asset Management

Dear Ladies and Gentlemen:

On November 26, 2004, Morgan Stanley (the "Company") requested confirmation from the staff of the Division of Corporation Finance (the "Staff") that it would not recommend any enforcement action to the Securities and Exchange Commission if the Company excluded from its 2005 proxy statement and form of proxy a stockholder proposal and statement in support thereof (the "Proposal"), received from Trillium Asset Management ("Trillium"), which requested that the Company provide a semi-annual report of corporate political contributions.

Trillium has voluntarily withdrawn its proposal, acknowledging that it "failed to submit adequate filing documentation." (See enclosed December 1, 2004 letter from Shelley Alpern, Director of Social Research & Advocacy at Trillium). In reliance on this letter, the Company withdraws its request that the Staff concur in the Company's position that the Proposal may be excluded under 14a-8(b) and 14a-8(f) under the Securities Exchange Act of 1934.

If the Staff has questions or requires additional information, please do not hesitate to contact the undersigned at (212) 762-6813.

Please confirm receipt of this letter by returning a receipt-stamped copy of this letter. An extra copy of this letter is enclosed.

Very truly yours,

William J. O'Shaughnessy, Jr.
Executive Director

Enclosure
cc: Shelley Alpern
Assistant Vice President
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111-2809

Trillium
ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

December 1, 2004

Via fax and regular mail

Mr. William J. O'Shaughnessy, Jr.
Executive Director
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020

Re: Shareholder proposal addressing political contributions

Dear Bill:

I am in receipt of your letter of November 26, 2004 to the Securities and Exchange Commission. Trillium Asset Management does not contest the fact that we have failed to submit adequate filing documentation and we therefore withdraw our proposal.

Nonetheless, we hope strongly that Morgan Stanley will produce the report requested in the shareholder proposal. We believe that shareholders have a right to know where, how, and for what reasons the significant sums spent on political contributions are being spent. We were encouraged that over 15% of Morgan Stanley shareholders shared this conviction as demonstrated in the support for the 2004 resolution on this subject, and we expect to re-file in 2006 with additional colleagues if we do not see progress toward greater disclosure on the part of the company. I also expect to attend the 2005 stockholder meeting. I hope that I will be able to congratulate the Board of Directors and management for a report well done on an issue that goes to the heart of our strength as a democracy.

Sincerely,

Shelley Alpern
Director of Social Research & Advocacy

Cc: Division of Corporate Finance, Securities and Exchange Commission
Bruce Freed, Center for Political Accountability

Boston
Durham
San Francisco
Boise www.trilliuminvest.com